UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Blinn, Mark A.
   Centex Corporation
   2728 N. Harwood, 5th Floor

   Dallas, TX  75201
2. Date of Event Requiring Statement (Month/Day/Year)
   12/01/2000
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Centex Corporation (CTX)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [X] Other (specify below)
   VP - Financial Strategy
   and Controller
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       04/01/10  Common Stock                 4,000      $23.8100   D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       07/14/09  Common Stock                 5,000      $38.3438   D           Direct
(right to buy)

Explanation of Responses:

(1)
Shares vest over four years with 20% vesting immediately and 20% vesting on each of the first four anniversaries of the date of grant.
(2)
Shares vest over six years at a rate of 20% per year, beginning on the second anniversary of the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Blinn, Mark A.
DATE 12/08/00